Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-234438

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated January 17, 2020

SINTX TECHNOLOGIES, INC.

Subscription Rights to Purchase Up to 8,000 Units

Consisting of an Aggregate of Up to 8,000 Shares of Series C Convertible Preferred Stock

and Warrants to Purchase Up to 5,400,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit and

Up to 5,400,000 Shares of Common Stock Issuable upon the Conversion of

Series C Convertible Preferred Stock Included in the Units and

Up to 5,400,000 Shares of Common Stock Issuable upon the Exercise of

Warrants Included in the Units

This Prospectus Supplement No. 1 amends and supplements the prospectus dated January 17, 2020, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-234438). This Prospectus Supplement No. 1 is being filed to amend and supplement certain information included in the Prospectus with the information contained in this Prospectus Supplement No. 1.

The Prospectus and this Prospectus Supplement No. 1 relate to our distribution to holders of our common stock, Series B Preferred Stock, and certain outstanding warrants (which we refer to as the Participating Warrants), at no charge, non-transferable subscription rights to purchase units. Each unit, which we refer to as a Unit, consists of one share of Series C Convertible Preferred Stock, which we refer to as the Preferred Stock, and 675 warrants to purchase common stock, which we refer to as the Warrants. We refer to the offering that is the subject of the Prospectus and this Prospectus Supplement No. 1 as the Rights Offering.

On January 28, 2020, we determined to (i) decrease the conversion price of the Preferred Stock from $2.00 to $1.4814, (ii) decrease the exercise price of the Warrants from $2.00 to $1.50 per share and (iii) increase the number of Warrants included in each unit from 500 to 675. Please see the “Summary of the Rights Offering” below for greater detail. Accordingly, each subscription right will entitle you to purchase one Unit, which we refer to as the Basic Subscription Right, at a subscription price per Unit of $1,000, which we refer to as the Subscription Price. Each share of Preferred Stock is convertible, at our option at any time on or after the first anniversary of the expiration of the rights offering or at the option of the holder at any time, into a number of shares of our common stock equal to the quotient of the stated value of the Preferred Stock ($1,000) divided by the Conversion Price (initially, $1.4814 per share). Each Warrant will be exercisable for one share of our common stock at an exercise price of $1.50 per share from the date of issuance through its expiration five years from the date of issuance. If you exercise your Basic Subscription Rights in full, and any portion of the Units remain available under the Rights Offering, you will be entitled to an over-subscription privilege to purchase a portion of the unsubscribed Units at the Subscription Price, subject to proration and ownership limitations, which we refer to as the Over-Subscription Privilege. Each subscription right consists of a Basic Subscription Right and an Over-Subscription Privilege, which we refer to as the Subscription Right.

The Subscription Rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on February 3, 2020, unless the Rights Offering is extended or earlier terminated by us. If we elect to extend the Rights Offering, we will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration date of the Rights Offering. We may extend the Rights Offering for additional periods in our sole discretion for any reason for up to an additional 45 days. Once made, all exercises of Subscription Rights are irrevocable.

We have not entered into any standby purchase agreement or other similar arrangement in connection with the Rights Offering. The Rights Offering is being conducted on a best-efforts basis and there is no minimum amount of proceeds necessary to be received in order for us to close the Rights Offering.

We have engaged Maxim Group LLC to act as dealer-manager in the Rights Offering.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus. You should carefully consider these risk factors, as well as the information contained in the Prospectus and this Prospectus Supplement No. 1, before you invest.

Our stock transfer agent, American Stock Transfer & Trust Company, LLC, is serving as the Subscription Agent and D.F. King & Co., Inc. is serving as Information Agent for the Rights Offering. The Subscription Agent will hold the funds we receive from subscribers until we complete, abandon or terminate the Rights Offering. If you want to participate in this Rights Offering and you are the record holder of your shares, we recommend that you submit your subscription documents to the Subscription Agent well before the deadline. If you want to participate in this Rights Offering and you hold shares of our common stock, Series B Preferred Stock or Participating Warrants through your broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your subscription documents in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee. For a detailed discussion, see “The Rights Offering - The Subscription Rights” in the Prospectus.

Our board of directors reserves the right to terminate the Rights Offering for any reason any time before the expiration of the Rights Offering. If we terminate the Rights Offering, all subscription payments received will be returned within 10 business days, without interest or deduction. We expect the Rights Offering to expire on or about February 3, 2020, subject to our right to extend the Rights Offering as described above, and that we would close on subscriptions within five business days of such date.

Our common stock is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “SINT.” On January 28, 2020, the last reported sale price of our common stock was $1.80 per share. There is no public trading market for the Preferred Stock or the Warrants and they will not be listed for trading on Nasdaq or any other securities exchange or market. The Subscription Rights are non-transferrable and will not be listed for trading on Nasdaq or any other securities exchange or market. You are urged to obtain a current price quote for our common stock before exercising your Subscription Rights.

	Per Unit	Total(2)
Subscription price	$1,000	$8,000,000
Dealer-Manager fees and expenses(1)	$79.38	$635,000
Proceeds to us, before expenses	$920.62	$7,365,000

(1)	In connection with this Rights Offering, we have agreed to pay to Maxim Group LLC as the dealer-manager an aggregate cash fee equal to 7.0% of the gross proceeds received by us directly from exercises of the Subscription Rights. We agreed to reimburse expenses of Maxim Group LLC in the Rights Offering, up to $75,000. We have also agreed to issue Maxim Group LLC a warrant covering a number of shares of our common stock equal to 4.0% of the total number of shares of common stock issuable upon the conversion of the Preferred Stock issued in the Rights Offering. See “Plan of Distribution.”
(2)	Assumes the Rights Offering is fully subscribed but excludes proceeds from the exercise of Warrants included within the Units.

Our board of directors is making no recommendation regarding your exercise of the Subscription Rights. You should carefully consider whether to exercise your Subscription Rights before the expiration date. You may not revoke or revise any exercises of Subscription Rights once made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

Dealer-Manager

Maxim Group LLC

The date of this Prospectus Supplement is January 29, 2020

This Prospectus Supplement No. 1 amends and supplements the Prospectus to reflect (i) a decrease in the conversion price of the Preferred Stock from $2.00 to $1.4814, (ii) a decrease the exercise price of the Warrants From $2.00 per share to $1.50 per share and (iii) an increase to the number of Warrants contained in a Unit from 500 to 675. As a result of these modifications, all references in the Prospectus to the following are hereby amended as follows:

●	the Preferred Stock conversion price of $2.00 per share is reduced to $1.4814 per share;
●	an aggregate of 4,000,000 shares of common stock issuable upon the conversion of the Preferred Stock is increased to an aggregate of 5,400,000 shares of common stock issuable upon the conversion of the Preferred Stock;
●	the 500 Warrants per Unit is increased to 675 Warrants per Unit;
●	the Warrant exercise price of $2.00 per share is decreased to $1.50 per share; and
●	assuming all subscription rights are exercised, warrants to purchase an additional 4,391,319 shares of common stock issued and outstanding after the offering is increased to warrants to purchase an additional 5,791,319 shares of common stock issued and outstanding after the offering.

This Prospectus Supplement No. 1 should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 explicitly supersedes the information contained in the Prospectus. You should read this Prospectus Supplement No.1, the Prospectus, and any applicable prospectus supplement and the information incorporated by reference in the Prospectus before making an investment in the securities of SINTX Technologies, Inc. Please read “Where You Can Find Additional Information” on page 6 of the Prospectus for more information.

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this Prospectus Supplement No. 1, the Prospectus or any free writing prospectus we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement No. 1 and the Prospectus is an offer to sell only the Units offered hereby, but only in circumstances and in jurisdictions where it is lawful to so do. The information contained in this Prospectus Supplement No. 1 and the Prospectus is accurate only as of its date, regardless of the time of delivery of this Prospectus Supplement No. 1 and the Prospectus or of any sale of our Units. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the dealer-manager has done anything that would permit this offering or possession or distribution of this Prospectus Supplement No. 1 and the Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this Prospectus Supplement No. 1 and the Prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this Prospectus Supplement No. 1 and the Prospectus outside the United States.

The section of the Prospectus Summary entitled “Summary of The Rights Offering” is hereby replaced by the following “Summary of The Rights Offering” section, which reflects the changes noted above.

Summary of the Rights Offering

Securities to be Offered	We are distributing to you, at no charge, one non-transferable Subscription Right to purchase one Unit for every share of our common stock (or share of common stock issuable upon conversion of Series B Preferred Stock and exercise of the Participating Warrants) that you owned on the Record Date. Each Unit consists of one share of our Preferred Stock and 675 Warrants. The Units will separate upon the closing of the Rights Offering and the Preferred Stock and Warrants will be issued separately, however, they may only be purchased as a Unit, and the Unit will not trade as a separate security.

Size of Offering	8,000 Units.

Subscription Price	$1,000 per Unit.

Series C Convertible Preferred Stock	Each share of Preferred Stock will be convertible, at our option at any time on or after the first anniversary of the expiration of the rights offering, subject to certain conditions, or at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Preferred Stock by a conversion price of $1.4814 per share, subject to adjustment. The Preferred Stock has certain conversion rights and dividend rights.

Warrants	Each Warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.50 per share, subject to adjustment, from the date of issuance through its expiration five years from the date of issuance. The Warrants will be exercisable for cash, or, solely during any period when a registration statement for the exercise of the Warrants is not in effect, on a cashless basis, at any time and from time to time after the date of issuance. We may redeem the Warrants for $0.01 per Warrant if our common stock closes above $8.00 per share for ten consecutive trading days, provided that we may not do so prior to the first anniversary of expiration of the Rights Offering.

Record Date	5:00 p.m., Eastern Time, January 17, 2020.

Basic Subscription Rights	Your Basic Subscription Right will entitle you to purchase one Unit at the Subscription Price. You may exercise your Basic Subscription Right for some or all of your Subscription Rights, or you may choose not to exercise your Subscription Rights. If you choose to exercise your Subscription Rights, there is no minimum number of Units you must purchase. We are distributing Basic Subscription Rights to purchase an aggregate of 2,910,462 Units, but are only selling 8,000 Units in the Rights Offering. In the event that the Rights Offering is over-subscribed, rights holders will be entitled to their pro rata portion of the Units.

Over-Subscription Privilege	If you exercise your Basic Subscription Rights in full, you may also choose to exercise an over-subscription privilege to purchase a portion of any Units that are not purchased by our other common and Series B Preferred stockholders or warrant holders through the exercise of their Basic Subscription Rights, subject to proration and stock ownership limitations described elsewhere in this prospectus. The subscription agent will return any excess payments by mail without interest or deduction promptly after expiration of the subscription period.

Expiration Date	The Subscription Rights will expire at 5:00 p.m., Eastern Time, on February 3, 2020.

Procedure for Exercising Subscription Rights

To exercise your Subscription Rights, you must take the following steps:

If you are a record holder, as of the Record Date, of our common stock, Series B Preferred Stock or Participating Warrants, you must deliver payment and a properly completed Rights Certificate to the Subscription Agent to be received before 5:00 p.m., Eastern Time, on February 3, 2020. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If as of the Record Date you are a beneficial owner of shares of common stock, Series B Preferred Stock or Participating Warrants that are registered in the name of a broker, dealer, bank or other nominee, you should instruct your broker, dealer, bank or other nominee to exercise your Subscription Rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on February 3, 2020.

Payment Adjustments	If you send a payment that is insufficient to purchase the number of Units requested, or if the number of Units requested is not specified in the Rights Certificate, the payment received will be applied to exercise Subscription Rights to the extent of the payment. If the payment exceeds the amount necessary for the full exercise of your Subscription Rights, including any over-subscription privilege exercised and permitted, the excess will be returned to you promptly in cash. You will not receive interest or a deduction on any payments refunded to you under the Rights Offering.

Delivery of Shares and Warrants	As soon as practicable after the expiration of the Rights Offering, and within five business days thereof, we expect to close on subscriptions and for the Subscription Agent to arrange for the issuance of the shares of Preferred Stock and Warrants purchased pursuant to the Rights Offering. All shares and Warrants that are purchased in the Rights Offering will be issued in book-entry, or uncertificated, form meaning that you will receive a direct registration, or DRS, account statement from our transfer agent reflecting ownership of these securities if you are a holder of record. If you hold your shares or Participating Warrants in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the Rights Offering.

Non-transferability of Subscription Rights	The Subscription Rights may not be sold, transferred, assigned or given away to anyone. The Subscription Rights will not be listed for trading on any stock exchange or market.

Transferability of Warrants	The Warrants will be separately transferable following their issuance and through their expiration five years from the date of issuance.

No Board Recommendation	Our board of directors is not making a recommendation regarding your exercise of the Subscription Rights. You are urged to make your decision to invest based on your own assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering, the information in this prospectus and other information relevant to your circumstances. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our securities.

No Revocation	Except as described below, all exercises of Subscription Rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your Subscription Rights.

Use of Proceeds	Assuming the exercise of Subscription Rights to purchase all Units of the Rights Offering, after deducting fees and expenses and excluding any proceeds received upon exercise of any Warrants, we estimate the net proceeds of the Rights Offering will be approximately $7.4 million. We intend to use the net proceeds from the exercise of Subscription Rights for general corporate purposes and to fund ongoing operations and expansion of our business. See “Use of Proceeds.”

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, we do not believe you should recognize income or loss upon receipt or exercise of a Subscription Right. You should consult your own tax advisor as to the tax consequences of the Rights Offering in light of your particular circumstances. See “Material U.S. Federal Income Tax Consequences.”

Extension, Amendment and Termination

Although we do not presently intend to do so, we may extend the Rights Offering for additional time in our sole discretion for any reason for up to an additional 45 days. For example, we may decide that changes in the market price of our common stock warrant an extension, or we may decide that the degree of stockholder participation in the Rights Offering is less than the level we desire. In the event that we decide to extend the Rights Offering and you have already exercised your Subscription Rights, your subscription payment will remain with the Subscription Agent until such time as the Rights Offering closes or is terminated. We also reserve the right to amend or modify the terms of the Rights Offering, as appropriate. Our board of directors may for any reason terminate the Rights Offering at any time before the expiration of the Rights Offering. In the event that the Rights Offering is cancelled, all subscription payments received by the Subscription Agent will be returned, without interest or deduction, as soon as practicable.

If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder or eligible warrant holder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC.

Subscription Agent	American Stock Transfer & Trust Company, LLC

Information Agent	D.F. King & Co., Inc.

Questions	If you have any questions about the Rights Offering, please contact the Information Agent, D.F. King & Co., Inc., toll free at (866) 620-2536, by mail at D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005 or by email at sintx@dfking.com.

Market for Common Stock	Our common stock is listed on Nasdaq under the symbol “SINT.”

Market for Series C Preferred Stock	There is no established public trading market for the Series C Preferred Stock, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Series C Preferred Stock on any securities exchange or recognized trading system.

Market for Warrants	There is no established public trading market for the Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Warrants on any securities exchange or recognized trading system.

Dealer-manager	Maxim Group LLC will act as dealer-manager for the Rights Offering.

Subscription Rights to Purchase Up to 8,000 Units

Consisting of an Aggregate of Up to 8,000 Shares of Series C Convertible Preferred Stock
and Warrants to Purchase Up to 5,400,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit and

Up to 5,400,000 Shares of Common Stock Issuable upon the Conversion of

Series C Convertible Preferred Stock Included in the Units and

Up to 5,400,000 Shares of Common Stock Issuable upon the Exercise of

Warrants Included in the Units

PROSPECTUS

Dealer-Manager

Maxim Group LLC

January 29, 2020